UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-held Company

NOTICE TO THE SHAREHOLDERS

CONTAX ANNOUNCES THE DATE OF THE PAYMENT OF DIVIDENDS AND THE DATE
THE SHARES START TO TRADE AS EX-DIVIDENDS

Rio de Janeiro, July 08, 2011 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) announces to the market that the payment of dividends to the shareholders of the Company, in the total gross value of R$100,000,000.00, as approved on the General Shareholders Meeting held on April 25, 2011, will commence on July 20, 2011. The holders of shares on July 11, 2011, will be entitled to the dividends disbursement and, consequently, the Company’s shares will be traded as ex-dividends starting on July 12, 2010 (including). The dividend value paid per share, considering already the Capital Increase approved on Extraordinary Shareholders Meeting held on July 1, 2011, will be updated by the TR (Reference Rate), starting from January 1, 2011, until the date of the payment, as detailed below:

Dividend value without Reference Rate (TR):
Share                      Gross Value per Share
ON (common)       R$ 1.5459276316
PN (preferred)      R$ 1.5459276316

Dividend value revised with the Reference Rate (TR) – July 11, 2011:
Share                      Gross Value per Share
ON (common)       R$ 1.5635953208
PN (preferred)      R$ 1.5635953208

Dividend value revised with the Reference Rate (TR) – July 20, 2011:
Share                      Gross Value per Share
ON (common)       R$ 1.5641441253
PN (preferred)      R$ 1.5641441253

The Company informs that the shareholders entitled of the redemptive right arising from the share merger approved on the Extraordinary Shareholders Meeting and opt for the exercise of the right, as informed on the Material Fact dated July 1, 2011, will have their right to receive the said dividends assured.

Marco Norci Schroeder
Chief Financial and Investor Relations Officer
Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 08, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.